Filed by Cambridge Holdco Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cambridge Capital Acquisition Corporation (File No. 001-36229)

Commission File No. for the Related Registration Statement: 333-206989

The following Investor Presentation will be used in connection with presentations for certain of Cambridge Capital Acquisition Corporation (“Cambridge”) stockholders, as well as other persons who might be interested in purchasing Cambridge’s securities, in connection with the proposed transaction with Ability Computer & Software Industries Ltd., as described in Cambridge’s preliminary proxy statement and Cambridge Holdco Corp.’s registration statement on Form S-4 filed on September 18, 2015.